QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

PENINSULA GAMING, LLC
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands except ratio information)

	Period from July 15, 1999 to December 31, 1999	2000	2001	2002	2003	Six- Months Ended June 30, 2003	Six- Months Ended June 30, 2004	Pro Forma 2003	Pro Forma Six- Months Ended June 30, 2004
Total earnings	$(2,437)	$1,245	$1,819	$(732)	$(12,742)	$(4,978)	$(42,300)	$(11,180)	$(3,666)
Fixed charges:
Interest charges (including capitalized interest and interest expense related to preferred members' interest)	4,041	8,712	8,729	10,487	24,113	10,733	13,299	22,731	12,232
Amortization of deferred financing costs and bond discount	342	795	911	1,494	3,161	1,596	1,383	3,161	1,383
Loss on early retirement of debt	—	—	—	—	—	—	37.566	—	—

Total fixed charges	4,383	9,507	9,640	11,981	27,274	12,329	52,248	25,892	13,615

Capitalized interest	—	—	—	(93)	(2,202)	(500)	(481)	(2,202)	(481)
Earnings as adjusted	$1,946	$10,752	$11,459	$11,156	$12,330	$6,851	$9,467	$12,510	$9,468

Ratio of earnings to fixed charges	0.4x	1.1x	1.2x	0.9x	0.5x	0.6x	0.2x	0.5x	0.7x

        Earnings were insufficient to cover fixed charges for the period from July 15, 1999 to December 31, 1999, the fiscal years ended December 31, 2002 and 2003 and the six-months ended June 30, 2003 and 2004 by $2.4 million, $0.8 million, $14.9 million, $5.5 million and $42.8 million, respectively. Pro forma earnings were insufficient to cover fixed charges for the fiscal year ended December 31, 2003 and the six-months ended June 30, 2004 by $13.4 million and $4.1 million, respectively.

QuickLinks

  EXHIBIT 12.1